FuelGems, Inc.



ANNUAL REPORT

301 Congress Ave #2200

Austin, TX 78701

(415) 251-0250

https://www.fuelgems.com/

This Annual Report is dated May 2, 2025.

BUSINESS

FuelGems, Inc. ("FuelGems" or the "Company") has developed a revolutionary fuel additive that uses proprietary produced and modified nanoparticles to transform the operation of diesel and gasoline-powered engines. With the FuelGems additive, carbon emissions drop by 9%, poisonous carbon monoxide emissions by 15%, and the release of unburnt hydrocarbons and other dangerous particulate matter and emissions fall by up to 50%. The lubricity of the engine and its components is increased and fuel efficiency also rises by up to 9%.

FuelGems' additive is cost-effective and requires only a microdose of 1-5 grams for 260 gallons of fuel. The Company forecasts approximately $420 million in revenue by year 6 of full-scale operations, with projected expenses of $249 million (40% EBITDA margin). These projections are based on the Company's belief that it can reach 10 gas station operators (500 gas stations per operator) and 10 refineries by 2026.

Previous Offerings

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 250,000
Use of proceeds: General Operations
Date: March 14, 2019
Offering exemption relied upon: 506(c)

• Type of security sold: SAFE
Final amount sold: $35,000.00
Use of proceeds: General operations
Date: October 02, 2020
Offering exemption relied upon: 506(c)

• Type of security sold: SAFE
Final amount sold: $40,200.00
Use of proceeds: General operations
Date: January 01, 2021
Offering exemption relied upon: 506(c)

• Type of security sold: SAFE
Final amount sold: $803,490.00
Use of proceeds: General operations
Date: November 20, 2020

Offering exemption relied upon: Regulation CF

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $973,452.78
Number of Securities Sold: 521,790
Use of proceeds: General Operations
Date: April 30, 2022
Offering exemption relied upon: Regulation CF

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,076.34
Number of Securities Sold: 88,128
Use of proceeds: General Operations
Date: October 31, 2022
Offering exemption relied upon: Regulation CF

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 5,742
Use of proceeds: General Operations
Date: January 6, 2023
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 13,889
Use of proceeds: General Operations
Date: March 14, 2023
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 5,229
Use of proceeds: General Operations
Date: February 27, 2023
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 13,915
Use of proceeds: General Operations
Date: February 25, 2023
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 5,582
Use of proceeds: General Operations
Date: February 20, 2023
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 5,086
Use of proceeds: General Operations
Date: June 10, 2024
Offering exemption relied upon: Regulation D, 506(c)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000
Number of Securities Sold: 15,621
Use of proceeds: General Operations
Date: June 28, 2024
Offering exemption relied upon: Regulation D, 506(c)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2024 compared to year ended December 31, 2023
Revenue
Revenue. For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenue of $5000. FuelGems, Inc. is currently in the pilot phase of its product.
Cost of sales
Cost of Sales For the period ended December 31, 2024 was $0 compared to the year ended December 31, 2023, when the Company had cost of sales of $0. FuelGems, Inc. is currently in the pilot phase of its product and no funds have yet been spent on sales.
Net Income
Net Income decreased from $-423,343 in 2023 to $-495,186 in 2024. The expenses stayed similar over the two years.
Expenses
Expenses. The Company's operating expenses totaled $ 474,293 for the fiscal year ended December 31, 2024, compared to $ 412,324 for the fiscal year ended December 31, 2023. General and administrative expenses increased from $327,842 in 2023 to $337,236 in 2024. Advertising and marketing costs increased from $84,482 in 2023 to $ 137,057 in 2024. The key expenses were contractor salaries and marketing expenses.
• Historical results and cash flows:
The Company is currently in the initial production stage and is pre-revenue. We competed successful pilots and will use these results to work to partner with a large company in order to grow FuelGems. Past cash was primarily generated through seed funding. Our goal is to run further pilots, secure further intellectual property, expand sales and marketing efforts, generate, and grow revenue via a partnering with large companies.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $27,868.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Currently, due to owner debt is $114,101. This is an amount is accumulated over two years. Before company was incorporated the founder used his debit card to pay for recurring billing items such as email, google memory, linkedin outreach, website hosting and similar services than required recurring billing. The founder left his debit card in place for these transactions for convenience purposes and would reimburse these expenses at the end of the year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kirill Gichunts

Kirill Gichunts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Co-Founder

Dates of Service: March, 2019 - Present

Responsibilities: Run the operations of the company. Kirill Gichunts owns 54% of FuelGems stock vested over 4 year period since company incorporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kirill Gichunts

Amount and nature of Beneficial ownership: 3,550,000

Percent of class: 54%

RELATED PARTY TRANSACTIONS

Name of Entity: Kirill Gichunts

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Before and after the inception of the company Kirill Gichunts used his own debit card to pay for FuelGems recurring operational items such e-mail hosting, website hosting, cloud storage, and certain sales and marketing tools. The total sum of these transactions for 2023 and 2024 is $114k. Given these are all operational items for FuelGems, they were classified as Due to Owner/Debt line item allowing easy payback.

Material Terms: Before and after the inception of the company Kirill Gichunts used his own debit card to pay for FuelGems recurring operational items such e-mail hosting, website hosting, cloud storage, and certain sales and marketing tools. The total sum of these transactions for 2023 and 2024 is $114k. Given these are all operational items for FuelGems, they were classified as Due to Owner/Debt line item allowing easy payback. The items are interest rate free.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,592,536 outstanding.

Voting Rights

1 vote per share. Please see Other Material Rights for further details on voting rights associated with these securities.

Material Rights

The total amount outstanding includes 10,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 275,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Stock Transfer Agreements. The Company shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by law.

Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

Stockholder's right to transfer. Stockholders may sell or otherwise transfer their Shares provided that any such sale or other transfer is affected in accordance with all applicable securities laws. In case of transfer, the stockholder shall deliver to the corporation a written notice (the "Notice") stating: (1) the stockholder's bona fide intention to sell or otherwise transfer such shares; (2) the name of each proposed transferee ("Proposed Transferee"); (3) the number of Shares to be transferred to each Proposed Transferee; and (4) the terms and conditions of each proposed sale or transfer.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $3,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that the product may never be used to engage in transactions. It is possible that the failure is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits FuelGems was formed on 03/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FuelGems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that fuel additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Operating Risk Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. Investment Risk There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision. Forecast Risks The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities. Forecast Risk FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take. Finance Risk The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Team FuelGems's future success depends on the efforts of a small management and technical team. The loss of services of the members of the management and/or technical team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Interest Risk A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams. Features Risk Although FuelGems intends for the FueGems product to have the features, specifications, uses and applications, FueGems may make changes to such features, specifications, uses and applications for any number of reasons.

Operations Risk FuelGems may rely on third parties to develop and build out components of the product or its manufacture. FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems. Growth Risk FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users. If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product. Competition Risk FuelGems's existing and potential competitors include, but are not limited to, companies that operate, or could develop nanotechnology based fuel additives. These companies could devote greater technical and other resources than FuelGems has available, have a more accelerated timeframe for deployment and leverage their existing customer bases/distribution network and proprietary technologies to provide products that users might view as superior to FuelGems's offerings. Any of FuelGems's future or existing competitors may introduce different solutions that attract users or provide solutions similar to FuelGems's but with better branding or marketing resources. If FuelGems is not able to continue to attract users of it product, FuelGems's business, results of operations and financial condition would be harmed. Financial Risk If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business. Economic Risk A prolonged downturn in one or more of the economies in the countries where Fuelgems operates and intends to operate, including the potential long term effects of the coronavirus pandemic,would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue. Forecast Risk Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of FuelGems and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections. Investment Risk An investment in FuelGems is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions. Other Risks FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate. Perks Risks The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, future users of FuelGems product are given discounts. At some point, however, FuelGems may abandon the discounts and benefits that have been or are being provided would no longer be benefits. Strategy Risk The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free products in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management. Investor Risk Investors will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors. Trading Risk The securities that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the securities be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. Investment Risk There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision. Extension Risk The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

FuelGems, Inc.

By /s/ <u>Kirill Gichunts</u>

    Name: <u>FuelGems Inc.</u>

    Title: CEO, Founder, Director

Exhibit A

FINANCIAL STATEMENTS

I, Kirill Gichunts, the CEO, co-founder and director of FuelGems Inc., hereby certify that the financial statements of FuelGems Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FuelGems Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/30/2025.

CEO, co-founder and director

4/30/2025

FUELGEMS INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2024

FUELGEMS INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

FUELGEMS INC.
BALANCE SHEETS
DECEMBER 31, 2024
(unaudited)

		2024
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$	112,284
Total Current Assets		112,284
Property and equipment, net		132,421
Intangible assets, net		19,133
TOTAL ASSETS	$	**263,838**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Notes payable, related party	$	114,101
Total Current Liabilities		114,101
Non-Current Liabilities		
SAFE instruments, net of offering costs		1,079,416
TOTAL LIABILITIES		**1,193,517**
Shareholders' Equity		
Common stock (10,000,000 of $0.0001 par shares authorized, 6,516,138 and 5,250,000 issued at December 31, 2021 and 2020)		0
Additional paid-in capital		1,164,068
Accumulated deficit		-2,093,748
TOTAL SHAREHOLDERS' EQUITY		-929,680
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**263,837**

FUELGEMS INC.
BALANCE SHEETS
DECEMBER 31, 2023
(unaudited)

		2023
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$	222,544
Total Current Assets		222,544
Property and equipment, net		153,314
Intangible assets, net		19,133
TOTAL ASSETS	$	**394,990**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Notes payable, related party	$	42,501
Total Current Liabilities		42,501
Non-Current Liabilities		
SAFE instruments, net of offering costs		826,984
TOTAL LIABILITIES		**869,485**
Shareholders' Equity		
Common stock (10,000,000 of $0.0001 par shares authorized, 6,516,138 and 5,250,000 issued at December 31, 2021 and 2020)		0
Additional paid-in capital		1,124,068
Accumulated deficit		-1,598,562
TOTAL SHAREHOLDERS' EQUITY		-474,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**394,990**

FUELGEMS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024
(unaudited)

	2024
Revenue	0
Operating Expenses:	
General and administrative	337,236
Advertising and marketing	137,057
Total Operating Expenses	474,293
Net operating income	$ **(474,293)**
Other Expense:	
Depreciation and amortization (expense)	-20,893
Net Loss	$ **(495,186)**

FUELGEMS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023
(unaudited)

	2023
Revenue	$ 5,000
Operating Expenses:	
General and administrative	327,842
Advertising and marketing	84,482
Total Operating Expenses	412,324
Net operating income	$ **(407,324)**
Other Expense:	
Depreciation and amortization (expense)	-16,018
Net Loss	$ **(423,343)**

6

FUELGEMS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023
(unaudited)

Cash Flow Statement for the period ended		**2024**
Net Profit	$	(495,186)
Non Cash Items		
Total Depreciation	$	20,893
Add: Changes to Working Capital		
Dec/(Inc.) in Accounts Receivable	$	-
Inc/(Dec.) in Accounts Payable	$	71,600
Cash Flow From Operations	**$**	**(402,693)**
Cash Flow From investing activities		
(Increase)/Decrease in Investements		
Property, Plant and Equipment	$	-
Intangible Assets	$	-
Cash Flow From Investing activities	**$**	**-**
Cash Flow From financing activities		
Distributions to Partners	$	-
Investments	$	-
Paid-In Capital	$	292,432
Loan Repayment	$	-
Cash Flow From Financing Activities	**$**	**292,432**
Add: Opening Cash Balance	$	222,544
Closing Cash Balance	**$**	**112,283**

FUELGEMS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023
(unaudited)

Cash Flow Statement for the period ended		2023
Net Profit	$	(423,343)
Non Cash Items		
Total Depreciation	$	16,018
Add: Changes to Working Capital		
Dec/(Inc.) in Accounts Receivable	$	-
Inc/(Dec.) in Accounts Payable	$	31,759
Cash Flow From Operations	**$**	**(375,565)**
Cash Flow From investing activities		
(Increase)/Decrease in Investements		
Property, Plant and Equipment	$	-
Intangible Assets	$	-
Cash Flow From Investing activities	**$**	**-**
Cash Flow From financing activities		
Distributions to Partners	$	-
Investments	$	-
Paid-In Capital	$	231,457
Loan Repayment	$	-
Cash Flow From Financing Activities	**$**	**231,457**
Add: Opening Cash Balance	$	366,651
Closing Cash Balance	**$**	**222,543**

FUELGEMS, INC. STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
(unaudited)

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance as of March 14, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	-	-	5,250,000	525	74,475	-	75,000
	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(47,301)	(47,301)
Balance as of December 31, 2019	-	$ -	5,250,000	$ 525	$ 74,475	$ (47,301)	$ 27,699
	-	-				-	-
	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(125,273)	(125,273)
Balance as of December 31, 2020	-	$ -	5,250,000	$ 525	$ 74,475	$ (172,574)	$ (97,574)
Common stock subscribed for future issuance					220,782		220,782
Conversion of SAFE instruments to common stock	-	-	1,266,138	127	833,232	-	833,359
	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(547,459)	(547,459)
Balance as of December 31, 2021	-	$ -	6,516,138	$ 652	$ 1,128,489	$ (720,033)	$ 409,108
Securities issued, less offering costs					(236,530)		(236,530)
	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(455,186)	(455,186)
Balance as of December 31, 2022	-	$ -	6,516,138	$ 652	$ 891,959	$ (1,175,219)	$ (282,608)
Additional Paid-In Capital					231,457		231,457
	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(423,343)	(423,343)
Balance as of December 31, 2023	-	$ -	6,516,138	$ 652	$ 1,123,416	$ (1,598,562)	$ (474,494)
Additional Paid-In Capital					40,000		40,000
Net Loss						(495,186)	(495,186)
Balance as of December 31, 2024	-	$ -	-	$ 652	$ 1,163,416	$ (2,093,748)	$ (929,680)

NOTE 1 – NATURE OF OPERATIONS

FuelGems Inc. was formed on 03-14-2019 ("Inception") in the State of Delaware. The financial statements of FuelGems Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin Texas.

FuelGems Inc. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Bio-fuel. A micro dose of 1 to 5 grams of this advanced material is needed to treat 260 gallons of fuel (1,000 liters). This proprietary and patented additive slashes greenhouse gas and dangerous emissions by up to 50%, increases lubrication and conserves precious fuel and increases gas mileage by up to 20%.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its fuel additive is sold and delivered to a client and when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2019, 2020, 2021, 2022, 2023 and 2024. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Currently, due to owner debt is $114,101 Before company was incorporated the founder used his debit card to pay for recurring billing items such as email, google memory, linkedin outreach, website hosting and similar services than required recurring billing. The founder left his debit card in place for these transactions for convenience purposes and would reimburse these expenses at the end of the year.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- The company does not have short-term and long-term contractual obligations with the suppliers for future purchases and purchases material on need to purchase basis.
- There are no capital expenditure commitment contracted but not yet incurred.
- The company does not have non-cancelable operating leases,
- The company currently has a rental agreement on its laboratory and manufacturing space and pays monthly rent.
- The Company has outstanding interest free debt in the amount of $114,101 that it intends to pay back.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of 4/11/2024 the company has currently issued 6,592,536 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Before company was incorporated the founder used his debit card to pay for recurring billing items such as email, google memory, linkedin outreach, website hosting and similar services than required recurring billing. The founder left his debit card in place for these transactions for convenience purposes and would reimburse these expenses at the end of the year. Currently, due to owner debt is $114,101.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through December April 30, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

FUELGEMS, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

April 15, 2024

To: Board of Directors, FUELGEMS, INC.

Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of FUELGEMS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar years 2023 and 2022 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

April 15, 2024


FUELGEMS, INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements


		2023		2022
TOTAL ASSETS				
Current Assets				
Cash and cash equivalents	$	222,544	$	366,652
Total Current Assets		222,544		366,652
Property and equipment, net		153,314		169,332
Intangible assets, net		19,133		19,133
TOTAL ASSETS	$	**394,990**	$	**555,117**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Current Liabilities				
Notes payable, related party	$	42,501	$	10,741
Total Current Liabilities		42,501		10,741
Non-Current Liabilities				
SAFE instruments, net of offering costs		826,984		826,984
TOTAL LIABILITIES		**837,725**		**837,725**
Shareholders' Equity				
Common stock (10,000,000 of $0.0001 par shares authorized, 6,516,138 and 6,516,138 issued at December 31, 2023 and 2022)		652		652
Additional paid-in capital		1,123,416		891,959
Accumulated deficit		(1,598,562)		(1,175,220)
TOTAL SHAREHOLDERS' EQUITY		**(474,494)**		**(282,608)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**394,990**	$	**555,117**

FUELGEMS, INC.
STATEMENT OF OPERATIONS
Calendar year ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 5,000	$ 0
Operating Expenses:		
General and administrative	327,842	389,982
Advertising and marketing	84,482	53,525
Total Operating Expenses	412,324	443,507
Net operating income	(407,324)	(443,507)
Other Expense:		
Depreciation and amortization (expense)	(16,018)	(11,680)
Net Loss	$ (423,343)	$ (455,187)

FUELGEMS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar year ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	$			
Balance as of January 1, 2022	**6,516,138**	**$ 652**	**$ 1,128,489**	**$ (720,033)**	**$ 409,108**
Securities issued, less offering costs			(236,530)		(236,530)
Net Loss				(455,187)	(455,187)
Balance as of December 31, 2022	**6,516,138**	**$ 652**	**$ 891,959**	**$ (1,175,220)**	**$ (282,608)**
Additional paid-in capital			231,457		231,457
Net Loss				(423,343)	(423,343)
Balance as of December 31, 2023	**6,516,138**	**$ 652**	**$ 1,123,416**	**$ (1,598,562)**	**$ (474,494)**

FUELGEMS, INC.
STATEMENT OF CASH FLOWS
Calendar year ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2023	**2022**
Cash Flows From Operating Activities		
Net Loss	$ (423,342)	$ (455,187)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: depreciation and amortization expense	16,018	11,680
Changes in operating assets and liabilities:		
None		
Net Cash Used In Operating Activities	(439,360)	(443,507)
Cash Flows From Investing Activities		
Cash used on long-lived assets	0	(128,428)
Net Cash Used In Investing Activities	0	(128,428)
Cash Flows From Financing Activities		
Proceeds from share issuances and paid-in capital	231,457	0
Proceeds from (repayment of) note payable, related party	31,760	(13,289)
Proceeds from SAFE issuance, net of offering costs	0	589,241
Net Cash Provided By Financing Activities	263,217	575,952
Net Change In Cash	(144,108)	4,017
Cash at Beginning of Period	366,652	362,635
Cash at End of Period	$ 222,544	$ 366,652

FUELGEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

FUELGEMS, INC. ("the Company") is a corporation organized under the laws of the State of Delaware on March 14, 2019. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Bio-fuel. A micro dose of 1 to 5 grams of this advanced material is needed to treat 260 gallons of fuel (1,000 liters). This proprietary and patented additive slashes greenhouse gas and dangerous emissions by up to 50%, increases lubrication and conserves precious fuel by up to 9%.

Since Inception, the Company has relied on funds from related party notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $222,544 and 366,652 cash on hand, respectively. The Company held no cash equivalents as of December 31, 2023.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. At this time, the Company has not yet earned revenue or extended credit to customers.

Property and Equipment and Intangible Assets
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company maintained a net book value of long-lived assets of $172,447 and $188,465, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The company has recognized just $5,000 of revenue. When fully commercialized, the Company anticipates earning revenue by the sale and license of its proprietary technology.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

Common Shares
The Company's articles of incorporation the Company is authorized to issue 10,000,000 shares of 0.0001 par value Common Stock. Founders, management, and other strategic investors have also been issued shares.

NOTE 5 – SAFE INSTRUMENTS

SAFE Issuances
During 2020, the Company issued Notes payable in connection with its equity crowdfunding campaign ("Crowd Notes"). The Crowd Notes are similar to simple agreements for future equity ("SAFEs"), have no maturity date and bear no interest. The Crowd Notes provide a right to the holder to future equity in the Company in the form of Company Preferred Stock in certain equity financing or corporate transaction events. In the crowdfunding campaign, a large portion of the SAFEs were issued with 20 percent discount and $4.5mm valuation cap conversion features. The remainder of the SAFEs were issued with 20 percent discount and $8.5mm valuation cap conversion features.

Additionally, the Company issued SAFE instruments in conjunction with an exempt offering under Regulation D. These SAFEs were issued with a 20 percent discount and $8.5mm valuation cap conversion features.

The Company incurred costs in association with the crowdfunding offering. Those costs have been recorded against equity raised.

The Company accounts for the SAFE instruments under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2023. During 2022, the Company issued an additional $826,984 in SAFE instruments.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. Two hundred and seventy-five thousand (275,000) shares of common stock is reserved for equity incentives. These shares typically vest over 48 months. As of December 31, 2023, no shares have been issued under this Plan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company, from time to time, may engage in related party transactions including the $42,501 of related party, interest-free loans payable as of December 31, 2023. At this time, as these transactions would be between related parties, there is no guarantee that the terms, conditions, interest rates or prices are transacted at an arm's-length rate.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 15, 2024, the date the financial statements were available to be issued. As discussed above, the Company continues to offer securities under the Regulation CF campaign hosted by on a FINRA approved Regulation CF portal.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Kirill Gichunts, Principal Executive Officer of FuelGems, Inc., hereby certify that the financial statements of FuelGems, Inc. included in this Report are true and complete in all material respects.

Kirill Gichunts

CEO, Founder, Director